                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                               NASHUA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    631226107
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 29, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------                               ------------------------
CUSIP No. 631226107                   13D                 Page 2 of 11 pages
-------------------------                               ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    328,500
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                328,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     328,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.61%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 631226107                   13D                 Page 3 of 11 pages
-------------------------                               ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    328,500
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                328,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     328,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.61%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 631226107                   13D                 Page 4 of 11 pages
-------------------------                               ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    328,500
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                328,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     328,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.61%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 631226107                   13D                 Page 5 of 11 pages
-------------------------                               ------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    341,002
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                341,002
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     341,002
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.82%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                               ------------------------
CUSIP No. 631226107                   13D                 Page 6 of 11 pages
-------------------------                               ------------------------

            The following  statement  constitutes  the Schedule 13D filed by the undersigned (the "Statement").

Item 1.         Security and Issuer.
                -------------------

                This Statement  relates to the common stock, par value $1.00 per share ("Common Stock"),  of Nashua Corporation (the "Company"),  whose principal executive  offices are  located at  Trafalgar  Square,  2nd Floor,  Nashua,  New
Hampshire 03063.

Item 2.         Identity and Background.
                -----------------------

            Items  2(a),  2(b) and  2(c)  This  Statement  is  jointly  filed by
Newcastle Partners,  L.P., a Texas limited partnership ("NP"), Newcastle Capital
Group,  L.L.C., a Texas limited  liability  company ("NCG"),  Newcastle  Capital
Management,  L.P.,  a  Texas  limited  partnership  ("NCM"),  and  Mark  Schwarz
(together with NP, NCG and NCM, the "Reporting  Persons").  Because Mark Schwarz
is the managing  member of NCG,  which is the general  partner of NCM (with Mark
Schwarz,  NCG and NCM,  hereinafter  referred to as the "Controlling  Persons"), which in turn is the  general  partner of NP,  the  Controlling  Persons  may be deemed,  pursuant  to Rule  13d-3 of the  Securities  Exchange  Act of 1934,  as
amended (the "Act"),  to be the beneficial  owners of all shares of Common Stock held by NP. The Reporting  Persons are filing this joint Statement,  as they may be considered a "group" under Section 13(d)(3) of the Act. However,  neither the fact of this  filing  nor  anything  contained  herein  shall be deemed to be an admission by the Reporting Persons that such a group exists.

            As stated  above,  Mark Schwarz is the  managing  member of NCG. The principal business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the general  partner of NP. The principal  business of NP is investing in  securities.  The principal  place of business for each of the Reporting Persons is 200 Crescent Court, Suite 670, Dallas, Texas 75201.

            Mr. Schwarz is a director of Nashua.

            Item 2(d) During the last five years,  none of the Reporting Persons have been convicted in a criminal  proceeding  (excluding  traffic violations or similar misdemeanors).

            Item 2(e) During the last five years,  none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative  body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item 2(f) Mark Schwarz is a citizen of the United States.

Item 3.         Source and Amount of Funds or Other Consideration.
                -------------------------------------------------

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held by NP was approximately $2,163,530, all of which was

-------------------------                               ------------------------
CUSIP No. 631226107                   13D                 Page 7 of 11 pages
-------------------------                               ------------------------

obtained from NP's working capital. Neither NCG nor NCM directly owns any shares
of  Common  Stock.   Mr.  Schwarz  directly  owns  4,802  shares  and  currently exercisable  options to acquire  7,700  shares,  which  options  and shares were provided to him as consideration for his service as a director of the Company.

Item 4.         Purpose of Transaction.
                ----------------------

            The Reporting  Persons purchased the shares of Common Stock based on the belief that the Common Stock, at current market prices,  was undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities,  and the availability of shares of
Common Stock at desirable prices, the Reporting Persons may endeavor to increase their  position in the Company  through,  among other  things,  the  purchase of shares of Common Stock in open market or private transactions, on such terms and at such times as the Reporting Persons deem advisable.

            The  Reporting  Persons  may,  from time to time,  evaluate  various alternatives  that they might consider in order to influence the  performance of the Company and the  activities of the Board of Directors.  Depending on various factors,  the Reporting  Persons may take such actions as they deem  appropriate including,  without limitation,  engaging in discussions with management and the
Board of  Directors  of the  Company,  communicating  with  other  shareholders, seeking additional Board representation, offering to acquire the Company, making proposals to the Company  concerning  the  capitalization  and operations of the
Company,  purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or to change  their  intention  with respect to any and all matters referred to in Item 4.

            Except as set forth herein or such as would occur upon completion of any of the actions  discussed above, no Reporting Person has any present plan or proposal  which  would  relate to or result in any of the  matters  set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Company.
                -------------------------------------

            The aggregate  percentage  of shares of Common Stock  reported to be owned by the Reporting Persons is based upon 5,853,109 shares outstanding, which is the total  number of shares of Common  Stock  outstanding  as reported in the
Company's  Form 10-Q as filed with the  Securities  and Exchange  Commission  on
March 29, 2002.

            (a) As of the filing date of this Statement,  NP beneficially  owned
328,500  shares  of  Common  Stock,  representing  approximately  5.61%  of  the
Company's issued and outstanding Common Stock.

            NCM, as the general partner of NP, may be deemed to beneficially own the  328,500  shares  of Common  Stock  beneficially  owned by NP,  representing approximately 5.61% of the issued and outstanding Common Stock of the Company.

-------------------------                               ------------------------
CUSIP No. 631226107                   13D                 Page 8 of 11 pages
-------------------------                               ------------------------

                 NCG,  as the  general  partner  of  NCM,  which  in turn is the general partner of NP, may also be deemed to beneficially own the 328,500 shares of Common Stock beneficially owned by NP,  representing  approximately  5.61% of the issued and outstanding Common Stock of the Company.

                 Mark  Schwarz,  as the  managing  member  of NCG,  the  general partner of NCM,  which in turn is the general  partner of NP, may also be deemed to beneficially own the 328,500 shares of Common Stock beneficially owned by NP, representing  approximately  5.61% of the issued and outstanding Common Stock of the Company.  In addition,  Mr. Schwarz directly owns 4,802 shares and currently exercisable options to acquire 5,000 shares and 2,700 shares for $5.85 per share and $6.70 per share, respectively, which, together with the Common Stock held by
NP, represents 5.82% of the issued and outstanding Common Stock.

            (b) By virtue of his position with NP, NCG and NCM, Mark Schwarz has the sole power to vote and  dispose of the shares of Common  Stock  reported  in this Statement.

            (c)  Schedule A annexed  hereto  lists all the  transactions  in the
Company's Common Stock during the past 60 days.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, such shares of the Common Stock.

            (e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With
                 Respect to Securities of the Company.
                 -------------------------------------------------------------

            Other than as described herein, there are no contracts, arrangements or understandings  among the Reporting Persons, or between the Reporting Persons or any other person, with respect to the securities of the Company.

Item 7.          Materials to be Filed as Exhibits.
                 ---------------------------------

(a)    Joint Filing  Agreement dated as of August 5, 2002 among NP, NCG, NCM and
Mark Schwarz.

-------------------------                               ------------------------
CUSIP No. 631226107                   13D                 Page 9 of 11 pages
-------------------------                               ------------------------

                                   SIGNATURES
                                   ----------

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 5, 2002             NEWCASTLE PARTNERS, L.P.

                                    By: Newcastle Capital Management, L.P., its
                                    general partner
                                    By: Newcastle Capital Group, L.L.C., its
                                    general partner

                                    By: /s/ Mark Schwarz
                                        ----------------------------------------
                                        Mark Schwarz, Managing Member

                                    NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                    By: Newcastle Capital Group, L.L.C., its
                                    general partner

                                    By: /s/ Mark Schwarz
                                        ----------------------------------------
                                        Mark Schwarz, Managing Member

                                    NEWCASTLE CAPITAL GROUP, L.L.C.

                                    By: /s/ Mark Schwarz
                                        ----------------------------------------
                                        Mark Schwarz, Managing Member

                                   /s/ Mark Schwarz
                                   ----------------------------------------
                                   MARK SCHWARZ

-------------------------                               ------------------------
CUSIP No. 631226107                   13D                 Page 10 of 11 pages
-------------------------                               ------------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In accordance with Rule  13d-1(k)(1)  under the Securities  Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on  Schedule  13D  dated  August 5, 2002
(including  amendments  thereto)  with  respect  to the  Common  Stock of Nashua
Corporation.  This Joint Filing  Agreement  shall be filed as an Exhibit to such
Statement.

Dated:   August 5, 2002             NEWCASTLE PARTNERS, L.P.

                                    By: Newcastle Capital Management, L.P., its
                                    general partner
                                    By: Newcastle Capital Group, L.L.C., its
                                    general partner

                                    By: /s/ Mark Schwarz
                                        ----------------------------------------
                                        Mark Schwarz, Managing Member

                                    NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                    By: Newcastle Capital Group, L.L.C., its
                                    general partner

                                    By: /s/ Mark Schwarz
                                        ----------------------------------------
                                        Mark Schwarz, Managing Member

                                    NEWCASTLE CAPITAL GROUP, L.L.C.

                                    By: /s/ Mark Schwarz
                                        ----------------------------------------
                                        Mark Schwarz, Managing Member

                                   /s/ Mark Schwarz
                                   ----------------------------------------
                                   MARK SCHWARZ

-------------------------                               ------------------------
CUSIP No. 631226107                   13D                 Page 11 of 11 pages
-------------------------                               ------------------------

                                   SCHEDULE A

            Transactions in the Common Stock During the Past 60 Days
            --------------------------------------------------------

   Shares of Common Stock           Price Per               Date of
          Purchased                 Share($)               Purchase
          ---------                 --------               --------

                            Newcastle Partners, L.P.
                            ------------------------

           26,000                   $6.53                  07-29-02
           35,000                   $6.53                  07-30-02